November 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Amprius Technologies, Inc.

Registration Statement on Form S-1

(File No. 333-267683)

Acceleration Request

Requested Date:     Thursday, December 1, 2022

Requested Time:     4:31 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amprius Technologies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Austin D. March at (512) 338-5410.

[Signature page follows]

Securities and Exchange Commission

November 29, 2022

Sincerely,
AMPRIUS TECHNOLOGIES, INC.
/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer

cc:	Michael J. Danaher, Mark B. Baudler, and Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.